Exhibit (a)(1)(E)

Form of E-mail Announcement Re: Completion of Exchange Program

Subject: Completion of Exchange Program

Date: [            ], 2009

Dear CombinatoRx Employee:

The election period for the exchange program expired on [            ], 2009, at [            ] p.m., Eastern Time. Pursuant to the exchange program, CombinatoRx accepted for exchange options to purchase an aggregate [            ] shares of our common stock, representing approximately [        ]% of the shares subject to all options that were eligible for exchange as of that date. Subject to the terms and conditions of the exchange program, on [                    ], we granted new options to purchase an aggregate [            ] shares of our common stock in exchange for such tendered options.

Eligible participants who participated in the exchange program are receiving new options in exchange for their tendered options.

You do not need to return your existing stock option agreements with respect to options that were tendered and accepted as they will be automatically cancelled upon the granting of your new options.

The new options are subject to the terms of our Amended and Restated 2004 Incentive Plan and an award agreement between you and us. Beginning shortly and continuing over the next several weeks, we will be sending you a new option package containing, among other information, your option agreement, which you will be required to sign and return to us in accordance with the instructions that will be provided.

Please send your questions by e-mail to jcole@combinatorx.com.